Liquidnet, Inc.

(SEC I.D. No. 8-52461)
(NFA I.D. No. 0474548)

Statement of Financial Condition as of December 31, 2025.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52461

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Liquidnet, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Vesey Street, 6th Floor
(No. and Street)

New York	NY	10285
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Luciano Soldiviero	(201) 984-6355	luciano.soldiviero@tpicap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christian Pezeu   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of   Liquidnet, Inc.   , as of
December 31   , 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filingcontains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Liquidnet, Inc.
Table of Contents
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors of TP ICAP Americas Holdings Inc. and the Stockholder of Liquidnet, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Liquidnet, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2026

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000, www.pwc.com/us

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2025

(dollars in thousands, except share amounts)

Assets

Cash and cash equivalents	$	19,203
Cash segregated for commission management programs		102,632
Receivable from brokers, dealers and clearing organizations		21,326
(U.S. Treasury bill with a fair value of $9,980)		
Receivable from customers		2,664
Receivable from affiliates		1,381
Income taxes receivable from parent		7,480
Prepaid expenses and other assets		345
Deferred tax assets		3,481
Total assets	$	158,512

Liabilities and Stockholder's Equity

Liabilities

Commission management liabilities	$	110,242
Accrued personnel costs		7,287
Payable to affiliates		10,388
Accrued expenses and accounts payable		4,503
Payable to brokers and dealers and clearing organizations		396
Payable to customers		461
Total liabilities		133,277

Stockholder's equity

Common stock, $0.01 par value, 3,000 shares authorized 100 shares issued and outstanding		-
Additional paid-in capital		56,790
Accumulated deficit		(31,555)
Total stockholder's equity		25,235
Total liabilities and stockholder's equity	$	158,512

The accompanying notes are an integral part of this Statement of Financial Condition.

(dollars in thousands)

1.   Organization and Nature of Operations

Liquidnet, Inc. the "Company" was incorporated in the State of Delaware on January 10, 2000. The Company previously was a wholly owned subsidiary of Liquidnet Holdings, Inc. ("LNHI"), with LNHI being a wholly owned subsidiary of TP ICAP Americas Holdings Inc. ("TPIAHI"). Effective November 1, 2025, The Company completed a reorganization plan that resulted in LNHI and all its subsidiaries being transferred under the direct ownership of ICAP Global Broking Inc. ("IGBI"). Additionally, LNHI was merged out of existence due to this reorganization. IGBI is a wholly owned subsidiary of TPIAHI. TPIAHI is a wholly owned indirect subsidiary of TP ICAP Group plc, and therefore the Company is an indirect wholly owned subsidiary of TP ICAP Group plc, as such TP ICAP Group plc is the ultimate parent of the Company.

TP ICAP Group plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP Group plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

IGBI, together with its global network of consolidated subsidiaries (Affiliates), is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system that facilitates the trading of equity and fixed income securities. The Company: (i) facilitates trading of equity securities by its customers using the brokerage trading system developed by IGBI and generates commission income for facilitating such trades; (ii) provides trading desk and algorithmic trading services; (iii) facilitates trading of fixed income securities using a brokerage trading system developed by its Cyprus affiliate; and (iv) engages in other financial services business activity, including commission management and transaction cost analysis.

As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. All executed trades in US securities are cleared on a fully disclosed basis through Goldman Sachs & Co. LLC.

The Company introduces customer orders for securities in other regions to non-US affiliated broker-dealers responsible for execution in those regions outside of the United States. The Company and its non-US affiliated broker-dealers have established a relationship that complies with the applicable requirements of Rule 15a-6 under the Exchange Act of 1934. These executed trades are cleared and/or settled by a local clearing firm.

Broking Capacities
The Company typically acts in the capacity of an agent, however in certain transactions it may act as "matched principal".

When acting in the capacity of an agent, the Company buys and sells securities on behalf of its customers.

(dollars in thousands)

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

Fees/commissions

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In agency transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

Unmatched principal transactions

The Company may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Company, while managing and liquidating such positions, may generate a profit or a loss. For the year ended December 31, 2025, the Company did not incur any gain or loss from unmatched principal transactions.

Securities transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the Statement of Financial Condition as trades pending settlement, net.

Risk and uncertainty

Ongoing global geopolitical conflicts have impacted global economies and global financial markets. Additionally, these conflicts have resulted in a number of risks and uncertainties, including market volatility, global economic and political factors. As of the date of this report, there are no indicators of significant impairment to the Company's financial and non-financial assets nor significant loss or credit risk exposures as a result of these conditions.

The full extent of how these conditions will continue to impact the Company are not yet known as there is uncertainty around the duration and severity. Therefore, while we expect these matters to impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Company has a positive net asset value and cash reserves available to help preserve its financial flexibility. Additionally, the Company is closely monitoring regional and global developments and remains attentive to signals that could impact its business.

2. **Summary of Significant Accounting Policies**

Basis of presentation

The Statement of Financial Condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional

(dollars in thousands)

currency of the Company. In the opinion of management, the Statement of Financial Condition include all adjustments necessary to present fairly the financial position at December 31, 2025.

Use of estimates

Preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and reported amounts of revenues and expenses during the reporting period. Significant estimates include accounting for goodwill, and expected credit losses for receivables. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers overnight deposits, money market accounts and all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained at two financial institutions. The carrying amounts reported in the Statement of Financial Condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company regularly maintains funds in its operating accounts and segregated accounts that exceed deposit insurance limits.

Cash segregated for commission management programs

The Company held approximately $102,632 in segregated accounts at two financial institutions for the exclusive benefit of customers of the commission management programs (see note 5). This is considered restricted cash as presented in the Statement of Financial Condition.

Marketable securities

Marketable securities held by the Company are reported at fair value, with gains and losses recorded in the Statement of Operations. Marketable securities are subject to fluctuations based on changes in interest rates and market prices.

While it is not the intention of the Company to hold securities, on occasion, the Company may hold securities for a temporary period. The Company typically unwinds the position the next business day. When these circumstances occur, the Company may execute a hedge in order to minimize the financial risk and exposure in unwinding the position. There were no securities held at December 31, 2025.

(dollars in thousands)

<u>Income taxes</u>

The Company is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI and subsidiaries and calculates the provision for income taxes by using a "separate return" method as modified to apply the "benefits-for-loss" approach. Under this approach, the provision for income taxes is computed as if the company filed on a separate tax return basis and is then adjusted to reflect the periodic reimbursement for any tax benefits received or generated by the Company.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the Statement of Financial Condition using the provisions of the enacted tax laws. The net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU requires enhanced transparency in income tax disclosures, including (1) greater disaggregation of the effective tax rate reconciliation and (2) disaggregated information about income taxes paid by jurisdiction. The guidance is applied on a prospective basis, although retrospective adoption is permitted.

The adoption of ASU 2023-09 did not affect the Company's recognition or measurement of income tax expense under ASC 740; however, it resulted in expanded disclosures related to income taxes paid and our effective tax rate reconciliation. These enhanced disclosures are included in Note 9 to the Statement of Financial Condition.

Uncertain tax positions are recorded in accordance with Accounting Standard Codification "ASC" 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes. The Company has not reflected any uncertain tax positions.

<u>Revenue recognition</u>

Commission revenues are recorded on a trade-date basis. Commission revenues are derived from customers executing trades in the Company's trading system. Under the Company's Commission Sharing Arrangement program ("CSA"), customers may choose to allocate a portion of their gross commissions to pay for research products and other permitted services provided by third parties. Such allocations are accounted for on an accrual basis and are netted against commission revenues in the Statement of Operations.

(dollars in thousands)

Matched principal transaction revenues primarily consist of fees earned while acting as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching of reciprocal back-to-back trades of 144A and Reg S securities. Matched principal transaction revenues are recorded on a trade date basis.

Other revenues consist primarily of administrative fees earned on the commission management programs, which are recorded on an accrual basis.

Exchange incentive fee rebates

The Company receives incentive fee rebates from a U.S. based securities exchange in return for trades executed through the exchange. The exchange incentive fee rebates are recognized on an accrual basis. For the year ended December 31, 2025.

3.   **Segment Information**

The Company is engaged in a single line of business as a securities broker dealer. The Company derives revenues by broking financial products to customers and manages its business activities as a single operating segment, and therefore has a single reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer, who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (note 8), which is not a measure of profit and loss to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the Company's parent and manage the Company.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see note 2). Excess net capital is measured in accordance with SEC Rule 15c3-1.

The Company's single operating segment revenues, expenses and profit are the same as the entire Company's, which are presented in the Company's Statement of Operations.

No single external customer comprised more than 10 percent of the Company's total revenues.

4.   **Revenues from Contracts with Customers**

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. The following is a description of the Company's revenue recognition policies and balances as it relates to revenues from contracts with customers.

Commission Revenues: All commission revenues are earned on equity and fixed income trades that are executed on its trading platform. The Company may act as an agent or matched principal on these trades, and all clearing services are performed by a third-party clearing firm. Revenue is recognized by the Company on trade date.

(dollars in thousands)

Other Revenues: Included in other revenues are administrative fees earned by the Company from third-party brokers and customers as part of its commission management program (see note 5). In this tri-party relationship service, customers will trade with other third-party broker dealers and instruct those broker dealers to send a portion of their commissions to the Company for ultimate payment to research providers in accordance with SEC rule 28(e). A portion of the administrative fee is deferred until the Company completes its obligation to make payment of the commissions to a research provider at the direction of the customer. At December 31, 2025, the deferred revenue balance related to these fees was $549.

5.   **Commission Management Programs**

The Company allows customers to enter CSAs which provide for a portion of commissions paid to be used to pay for investment related research and other permitted services. Under such arrangements, customers may increase their commission payments to the Company.

The Company accepts commission sharing credits from third-party brokers. Under the commission management programs, customers direct third-party brokers to transfer a portion of customer trading commissions and/or commission credits to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the Statement of Financial Condition. Cash received from third-party brokers is segregated by the Company until payments are made by the Company to investment research providers. At December 31, 2025, $9,117 of commission sharing credits are receivable from third-party brokers, and are included in receivables from brokers, dealers and clearing organizations in the Statement of Financial Condition.

6.   **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

	Receivable			Payable
Fail-to-deliver	$ 461	Fail-to-receive	$	396
Receivable from clearing brokers		Payable to clearing brokers and		
and clearing organizations	11,231	clearing organizations		-
Other	9,634	Other		-
	$ 21,326		$	396

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, the net amounts receivable on open transactions from clearing organizations, and billed amounts for commissions and fees, net of an allowance for doubtful accounts, if any. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive.

In accordance with the clearing agreements, the clearing organizations have the right to charge the Company for losses that result from a counterparty's failure to fulfill its settlement obligations. All amounts receivable from the clearing organizations, including amounts on deposit, are available to satisfy the Company's obligations to its clearing organizations. At December 31, 2025, the Company has recorded no liabilities with regard to this right.

Receivables from brokers, dealers and clearing organizations are unsecured and are due in accordance with payment terms included in the contracts with the parties. Historically, all amounts

(dollars in thousands)

due have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

7.   **Transactions with Affiliates**

The Company has entered into agreements with IGBI to receive trading system services and administrative services.

IGBI provides the Company the right to use its electronic institutional brokerage trading system for equity securities, which is developed, maintained and serviced by IGBI, and charges a fee based upon the Company's sales. The Company has entered into agreements with IGBI and another affiliate, Vega-Chi Financial Technologies Limited (VC-FT), to receive trading system services for execution of equities and fixed income securities, respectively. Both IGBI and VC-FT provide the Company the right to use their electronic institutional brokerage trading systems, which are developed, maintained and serviced by IGBI and VC-FT, respectively. Both IGBI and VC-FT charge a fee based upon the Company's revenues earned through trading of the respective securities, subject to a monthly minimum.

Additionally, the Company has service agreements with indirect wholly owned subsidiaries of TP ICAP Group plc, whereby the subsidiaries provide the Company with fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Company provides similar services to other TP ICAP Group plc subsidiaries. The agreements also include the payment of certain expenses such as payroll and executions fees incurred by the affiliates on behalf of the Company and instances where payroll and execution fees are incurred by the Company on behalf of its affiliates. Additionally, the agreements include payment for the collection of commissions by affiliates on behalf of the Company and commissions collected by the Company on behalf of its affiliates.

The table below presents the amounts owed from and due to affiliates under these agreements as of December 31, 2025.

	Receivable from affiliates	Payable to affiliates
Liquidnet Canada Inc.	$ -	$ 270
ICAP Global Broking Inc	-	2,854
TP ICAP Americas Holdings Inc.	-	7,088
TP ICAP (EUROPE) SA	770	-
Liquidnet Europe Limited	311	-
Other affiliates	300	176
	$ 1,381	$ 10,388

Amounts receivable from affiliates are non-interest bearing and due on demand.

(dollars in thousands)

The Company's ultimate UK parent TP ICAP Group plc, has guaranteed the Company's payment and performance to a certain counterparty.

8.   Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) ("the Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2025, the Company had net capital of $9,381 which exceeded the minimum requirement of $250 by $9,131.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The CFTC Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The CFTC Rule requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2025, the Company had net capital of $9,381, which exceeded the minimum requirement of $250 by $9,131.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Rule and the CFTC Rule.

9.   Income Taxes

Deferred income taxes result from differences between assets and liabilities measured for financial reporting and for income tax return purposes.

Deferred tax assets are comprised of the following:

<u>Deferred Tax Assets:</u>	
Accrued Bonus	1,596
Equity Plans	328
General Provisions	85
Section 174 Asset & Amortization	1,518
Total Deferred Tax Assets	3,527
<u>Deferred Tax Liabilities:</u>	
Incentive Payments	(39)
Other	(7)
Total Deferred Tax Liabilities	(46)
Net Deferred Tax Asset / (Liab)	3,481
Valuation Allowance	-
Total Deferred Tax	**3,481**

A reconciliation of cash tax payments and refunds made for the year ended December 31, 2025 is as follows:

(dollars in thousands)

	Jurisdiction	Cash Payments (Refunds) (000's)
[a]	Federal	-
[b]	State	(13)
	Total Taxes Paid (Refunds Received)	(13)

[b] Refunds from South Carolina made up the entirety of this category

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon an evaluation of the facts, circumstances, and information available at the reporting date. For those income tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Statement of Financial Condition.

As of December 31, 2025, the Company had no unrecognized tax benefits. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company's uncertain tax positions are related to tax years that remain subject to examination by tax authorities.

The following table describes the open tax years, by major tax jurisdiction, as of December 31, 2025:

United States - State	2020 - 2022
United States - Local	2015 - present

10.   Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various

(dollars in thousands)

valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Company did not have any assets or liabilities classified as Level 3 at December 31, 2025.

Financial Instruments Measured at Fair Value

At December 31, 2025, the Company's cash of $4,009 is held in demand deposit accounts and therefore considered a Level 1 asset.

At December 31, 2025, the Company's cash segregated for commission management programs of $102,632 is held in demand deposit accounts and therefore considered a Level 1 asset.

The money market funds are included in Cash and cash equivalents on the Statement of Financial Condition which are measured at fair value using net asset value ("NAV") per share (or its equivalent) as a practical expedient.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2025, the Company did not have any transfers between levels or Level 3 activity.

Financial instruments measured at fair value

Assets:	Level 1	Level 2	Level 3	Total
		December 31, 2025		
Cash equivalents	-	15,194	-	15,194
	$ -	$ 15,194	$ -	$ 15,194

Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited

(dollars in thousands)

counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

All other financial instruments are short term in nature and the carrying amount reported on the Statement of Financial Condition approximates fair value.

		December 31, 2025						
Assets:		**Level 1**		**Level 2**		**Level 3**		**Total**
Receivable from brokers, dealers and clearing organizations	$	9,980	$	11,346	$	-	$	21,326
Receivable from customers		-		2,664		-		2,664
	$	9,980	$	14,010	$	-	$	23,990

Liabilities		**Level 1**		**Level 2**		**Level 3**		**Total**
Payable to brokers and dealers and clearing organizations	$	-	$	396	$	-	$	396
Payable to customers		-		461		---------------------		461
	$	-	$	857	$	-	$	857

11. Employee Benefit Plan

The Company's eligible employees participate in a defined contribution 401(k) plan sponsored by the Parent, which is a tax-qualified retirement plan subject to ERISA. Employees are eligible to participate in the plan as soon as administratively possible following employment. After six months of employment, employees are eligible for a Company match of 100% of employee pre-tax contributions, up to a maximum of 6% of eligible compensation, subject to limitations under the Internal Revenue Code.

12. Share-based awards

TP ICAP Group plc. sponsors the Deferred Bonus Share and Cash Plan ("DBSP") and the Special Equity Award Plan ("SEAP") which provides for share-based awards in the form of restricted stock units, that are granted to employees of TP ICAP Group plc. and its subsidiaries. The awards vest over a period of 3 years, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards by TP ICAP Group plc. and are measured

Liquidnet, Inc.
Notes to Statement of Financial Condition
December 31, 2025

(dollars in thousands)

at fair value on the date of grant. At December 31, 2025 the Company has a liability of $1,322 related to these awards.

A summary of the changes in the number of outstanding shares as of December 31, 2025, is provided below.

	Shares		Weighted Average Grant Date Fair Value
Number of shares outstanding at beginning of year	197,870	$	1.48
Number of shares granted during the year	130,012	$	2.70
Number of shares forfeited during the year		$	
Number of shares settled during the year	(179,135)	$	1.44
Number of shares outstanding at December 31, 2025	148,747	$	2.59

Effective January 1, 2024, TP ICAP Group plc ('the Group") introduced an equity-settled award plan, the Global Equity Plan (GEP"). Under the GEP, eligible brokers with performance bonuses and initial contract payments over agreed financial values receive a proportion of their payment in deferred shares. The deferred shares will be settled in equity and are subject to the completion of service conditions of between three to five years, and the fulfilment of other conduct requirements. The fair value of the shares equates to the monetary value of the awards at grant date and includes the value of dividends that will accrue to the beneficiaries.

As of December 31, 2025, the Company has recorded capital contributions of $1,991 for the share-based equity awards related to the GEP, SEAP and DBSP , which is included in shareholder's equity in the Statement of Financial Condition.

A summary of the changes in the number of outstanding shares as of December 31, 2025, for the GEP is provided below.

	Shares		Weighted Average Grant Date fair Value
Number of shares outstanding at beginning of year	-	$	-
Number of shares granted during the year	36,272	$	3.72
Number if shares forfeited during the year	-	$	-
Number of shares settled during the year	-	$	-
Number of shares outstanding at December 31, 2025	36,272	$	3.72

(dollars in thousands)

13.   Commitments and Contingencies

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its Statement of Financial Condition.

In November 2025, FINRA communicated exam findings related to a 2023 examination. The Company recorded an exceptional provision in the amount of $550 in connection with the examination finding. The exam findings allege violations of order execution reporting statistics pursuant to FINRA Rule 605.

14.   Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2025, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each

(dollars in thousands)

counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

15.   Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2026. Other than disclosed above, there have been no subsequent events that occurred during this period that would require recognition in the Statement of Financial Condition or disclosure as of December 31, 2025, or for the year then ended.